Exhibit 99.2

Almonty Announces Results of Special Meeting of Shareholders

TORONTO – September 29, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (OTCQX: ALMTF) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, announces the results of its special meeting of shareholders (the “Meeting”) held today.

As disclosed in the Company’s management information circular dated August 28, 2025 (the “Circular”), the purpose of the Meeting was for shareholders to approve the amendment of the currency in which an aggregate of 6,558,336 outstanding options (the “CDI Options”) exercisable for CHESS Depositary Interests representing common shares of the Company (“Common Shares”) and 1,481,480 outstanding warrants (the “Warrants”) exercisable for Common Shares are exercisable.

The CDI Options were originally exercisable at prices quoted in Australian dollars, and the Warrants were originally exercisable at prices quoted in United States dollars. At the Meeting, disinterested Shareholders were asked to approve the amendment of the CDI Options and Warrants to be exercisable in Canadian dollars. The rationale for the amendments is to eliminate certain accounting distortions that result from the CDI Options and Warrants being exercisable in currencies other than the Canadian dollar, which is the Company’s functional currency.

The following is a summary of the votes cast at the Meeting on the amendment of the CDI Options (the “CDI Option Amendment”) and the Warrants (the “Warrant Amendment”):

	Votes For	% For	Votes Against	% Against
CDI Option Amendment	62,171,146	99.31%	430,346	0.69%
Warrant Amendment	58,418,461	99.51%	290,479	0.49%

As of the date hereof, the holders of a total of 4,893,406 CDI Options, representing 74.61% of the CDI Options, have consented to the CDI Option Amendment. The holders of all 1,481,480 Warrants have consented to the Warrant Amendment.

For a full description of the results of the Meeting, refer to the Company’s Report of Voting Results dated September 29, 2025 and filed on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (OTCQX: ALMTF) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALMTF@mzgroup.us

www.mzgroup.us

1 NTD: Consider omitting bracketed language if percentage is low.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning increasing demand for tungsten, the relevance and anticipated performance of the Sangdong Mine and the future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the continuing ability to fund or obtain funding for outstanding commitments, expectations regarding the resolution of legal and tax matters, that there will be no negative change to applicable laws, the ability to secure local contractors, employees and assistance as and when required and on reasonable terms, and such other assumptions and factors as are set out herein.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 20, 2025 and the Management Discussion and Analysis for the three and six months ended June 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. There can be no assurances regarding if or when consent to the CDI Option Amendment will be obtained from holders of CDI Options that have not consented as of the date hereof. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.